Exhibit 99.1

New Gold Reports 2023 First Quarter Results

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, April 26, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports first quarter results for the Company as of March 31, 2023. The Company will host a conference call and webcast tomorrow, April 27, 2023 at 8:30 am Eastern Time to discuss the first quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company's Management's Discussion and Analysis ("MD&A") and financial statements for the quarter ended March 31, 2023 that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated First Quarter Highlights

  Gold equivalent1 ("gold eq.") production for the quarter of 104,857 ounces (82,477 ounces of gold, 10.3 million pounds of copper and 137,698 ounces of silver)
  Operating expenses of $1,086 per gold eq. ounce
  All-in sustaining costs2 of $1,486 per gold eq. ounce, including total cash costs2 of $1,134 per gold eq. ounce
  Average realized gold price2 of $1,890 per ounce and average realized copper price2 of $4.10 per pound
  Cash generated from operations of $61 million, or $0.09 per share
  Cash generated from operations, before changes in non-cash operating working capital2 of $76 million, or $0.11 per share
  Net loss of $32 million, or $0.05 per share
  Adjusted net earnings2 of $18 million, or $0.03 per share
  During the quarter, the Company sold its shares in Artemis Gold Inc. for approximately C$31.5 million
  Cash and cash equivalents of $197 million as at March 31, 2023
  Subsequent to the quarter, on April 26, 2023, the Company amended its revolving credit facility, extending the maturity date to December 2026 from December 2025
  Rob Chausse, New Gold's Chief Financial Officer, to retire at the end of 2023, and will assist with the planned transition of responsibilities through the remainder of the year

"The first quarter saw New Gold have one of its strongest and safest starts in recent years," stated Patrick Godin, President & CEO. "We delivered a 20% increase in gold equivalent production and lower all-in sustaining costs, significantly increasing our margins over the prior-year period. I am incredibly proud that our operations excelled without sacrificing the safety of our teams as both sites experienced no lost time injuries during the quarter. New Afton reached an impressive milestone of exceeding 1 million hours since their last lost time injury, and Rainy River surpassed 1.6 million hours. With our strong start to the year, we are well positioned to meet our guidance ranges set out earlier in the year."

"We maintained our focus on the longer-term strategy of New Gold and made meaningful advancements both operationally and financially. We strengthened our balance sheet and improved our financial flexibility with the sale of our Artemis Gold shares during the quarter and extending our credit facility term by one year.  We continued to advance underground development at the Intrepid underground zone and underground optimization opportunities at Rainy River, as well as C-Zone development at New Afton. I am happy that we enhanced our team's bench strength by adding an experienced Chief Operating Officer in Yohann Bouchard as well as Luke Buchanan VP, Technical Services and Jean-François Ravenelle VP, Geology, to our technical team. They will be assets to the Company as we continue to pursue our mission of being a leading intermediate gold and copper producer," added Mr. Godin.

"I would also like to acknowledge Rob's retirement at the end of this year. Since joining the Company in 2018, Rob has been instrumental in transforming and strengthening the Company and our balance sheet to what it is today. On behalf of New Gold, we thank Rob for his contribution and his leadership over the past 5 years, and we are grateful to have his guidance during this transition phase. We wish Rob all the best in retirement," added Mr. Godin. "Concurrently, I am excited to announce Keith Murphy has been promoted to VP, Finance and will assume greater finance responsibilities going forward. Keith has been a key member of our finance team, working at New Gold for 10 years, with the last 5 years under Rob's guidance.  I look forward to working with him closely in his new role."

Consolidated Financial Highlights

	Q1 2023	Q1 2022
Revenue ($M)	201.6	174.7
Operating expenses ($M)	117.2	95.2
Net (loss) earnings ($M)	(31.8)	(7.8)
Net (loss) earnings, per share ($)	(0.05)	(0.01)
Adj. net earnings ($M)[2]	18.4	10.3
Adj. net earnings, per share ($)[2]	0.03	0.02
Cash generated from operations ($M)	60.6	67.8
Cash generated from operations, per share ($)	0.09	0.10
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	75.7	66.4
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	0.11	0.10
  Revenue increased over the prior-year period due to higher gold and copper sales volume, partially offset by lower gold and copper prices.
  Operating expenses increased over the prior-year period primarily due to higher operating tonnes mined at both sites.
  Net loss increased over the prior-year period primarily due to an unrealized loss on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation.
  Adjusted net earnings2 increased over the prior-year period due to higher revenue and lower exploration and business development costs, partially offset by higher operating expenses, and depreciation and depletion.
  Cash generated from operations for the quarter decreased over the prior-year period due to negative working capital movements, partially offset by higher revenue.

Consolidated Operational Highlights

	Q1 2023	Q1 2022
Gold eq. production (ounces)[1]	104,857	87,696
Gold eq. sold (ounces)[1]	107,931	92,536
Gold production (ounces)	82,477	68,101
Gold sold (ounces)	87,206	70,562
Copper production (Mlbs)	10.3	8.2
Copper sold (MIbs)	9.5	9.2
Gold revenue, per ounce ($)	1,864	1,881
Copper revenue, per pound ($)	3.79	4.26
Average realized gold price, per ounce ($)[2]	1,890	1,897
Average realized copper price, per pound ($)[2]	4.10	4.53
Operating expenses, per gold eq. ounce ($)	1,086	1,029
Total cash costs, per gold eq. ounce ($)[2]	1,134	1,069
Depreciation and depletion, per gold eq. ounce ($)	514	529
All-in sustaining costs, per gold eq. ounce ($)[2]	1,486	1,778
Sustaining capital ($M)[2]	26.3	52.6
Growth capital ($M)[2]	36.8	22.9
Total capital ($M)	63.1	75.6

Rainy River Mine

Operational Highlights

Rainy River Mine	Q1 2023	Q1 2022
Gold eq. production (ounces)[1]	67,596	59,895
Gold eq. sold (ounces)[1]	73,412	61,684
Gold production (ounces)	66,201	58,834
Gold sold (ounces)	71,891	60,635
Gold revenue, per ounce ($)	1,882	1,891
Average realized gold price, per ounce ($)[2]	1,882	1,891
Operating expenses, per gold eq. ounce ($)	1,014	948
Total cash costs, per gold eq. ounce ($)[2]	1,014	948
Depreciation and depletion, per gold eq. ounce ($)	541	628
All-in sustaining costs, per gold eq. ounce ($)[2]	1,383	1,592
Sustaining capital ($M)[2]	22.3	34.9
Growth capital ($M)[2]	5.7	4.9
Total capital ($M)	28.0	39.8

Operating Key Performance Indicators

Rainy River Mine	Q1 2023	Q1 2022
Tonnes mined per day (ore and waste)	118,481	118,657
Ore tonnes mined per day	36,380	20,019
Operating waste tonnes per day	60,360	35,199
Capitalized waste tonnes per day	21,741	63,438
Total waste tonnes per day	82,101	98,637
Strip ratio (waste:ore)	2.26	4.93
Tonnes milled per calendar day	22,400	24,318
Gold grade milled (g/t)	1.12	0.92
Gold recovery (%)	91	91
  Gold eq.1 production was 67,596 ounces (66,201 ounces of gold and 110,976 ounces of silver), an increase over the prior-year period due to higher gold grade with the inclusion of higher grade underground tonnes, partially offset by lower tonnes processed. Production is expected to strengthen in the second half of the year and represent approximately 55% of the annual production.
  Operating expense per gold eq. ounce increased over the prior-year period as a result of higher costs associated with production from the Intrepid underground zone and increased costs associated with mill maintenance performed in the quarter, partially offset by higher sales volume.
  All-in sustaining costs2 per gold eq. ounce decreased over the prior-year period due to lower sustaining capital spend and higher sales volume.
  Total capital decreased over the prior-year period due to lower sustaining capital, partially offset by higher growth capital. Sustaining capital2 primarily related to capitalized waste, as well as capital maintenance, and the commencement of the annual tailings dam raise. Growth capital2 primarily related to the development of the Intrepid underground zone, which advanced 388 metres during the quarter.
  Free cash flow2 for the quarter was $15 million (net of an $8 million stream payment), which is consistent with the prior-year period.

New Afton Mine

Operational Highlights

New Afton Mine	Q1 2023	Q1 2022
Gold eq. production (ounces)[1]	37,261	27,800
Gold eq. sold (ounces)[1]	34,519	30,852
Gold production (ounces)	16,276	9,267
Gold sold (ounces)	15,316	9,927
Copper production (Mlbs)	10.3	8.2
Copper sold (Mlbs)	9.5	9.2
Gold revenue, per ounce ($)	1,782	1,818
Copper revenue, per ounce ($)	3.79	4.26
Average realized gold price, per ounce ($)[2]	1,928	1,935
Average realized copper price, per pound ($)[2]	4.10	4.53
Operating expenses, per gold eq. ounce ($)	1,240	1,192
Total cash costs, per gold eq. ounce ($)[2]	1,392	1,313
Depreciation and depletion, per gold eq. ounce ($)	449	325
All-in sustaining costs, per gold eq. ounce ($)[2]	1,526	1,913
Sustaining capital ($M)[2]	4.0	17.7
Growth capital ($M)[2]	31.1	18.0
Total capital ($M)	35.0	35.7

Operating Key Performance Indicators

New Afton Mine	Q1 2023	Q1 2022
Tonnes mined per day (ore and waste)	9,185	7,028
Tonnes milled per calendar day	8,142	10,299
Gold grade milled (g/t)	0.78	0.38
Gold recovery (%)	89	83
Copper grade milled (%)	0.70	0.49
Copper recovery (%)	91	81
  Gold eq.1 production was 37,261 ounces (16,276 ounces of gold and 10.3 million pounds of copper), an increase over the prior-year period due to higher gold and copper grade and recovery, partially offset by lower tonnes processed.
  Operating expense per gold eq. ounce increased over the prior-year period primarily due to the inclusion of ore purchase costs from existing ore purchase agreements, partially offset by higher sales volume.
  All-in sustaining costs2 per gold eq. ounce decreased over the prior-year period due to lower sustaining capital spend and higher sales volume.
  Total capital was in-line with the prior-year period, primarily due to lower sustaining capital spend offset by higher growth capital spend. Sustaining capital2 primarily related to tailings management and stabilization activities. Growth capital2 primarily related to C-Zone development, which advanced 1,172 metres in the quarter.
  Free cash flow2 for the quarter was a net outflow of $19 million, an increase over the prior-year period as the prior-year period included a free cash flow interest payment to Ontario Teacher's Pension Plan.

First Quarter 2023 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, April 27, 2023 at 8:30 am Eastern Time to discuss the Company's first quarter consolidated results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/1WzxeYqeXnB
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 03648094
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3lcb9RU to receive an instant automated call back
  A recorded playback of the conference call will be available until May 27, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 648094. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Endnotes

1.	Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2023 includes production of 110,976 ounces of silver (121,027 ounces sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q1 2023 includes10.3 million pounds of copper produced (9.5 million pounds sold) and 26,722 ounces of silver produced (23,651 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

2.	"Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	117.2	95.2
Gold equivalent ounces sold[1]	107,931	92,536
Operating expenses per gold equivalent ounce sold ($/ounce)	1,086	1,029
Operating expenses	117.2	95.2
Treatment and refining charges on concentrate sales	5.2	3.7
Total cash costs	122.4	99.0
Gold equivalent ounces sold[1]	107,931	92,536
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,134	1,069
Sustaining capital expenditures[2]	26.3	52.5
Sustaining exploration - expensed	0.1	0.3
Sustaining leases[2]	2.4	2.6
Corporate G&A including share-based compensation	5.8	6.9
Reclamation expenses	3.2	3.3
Total all-in sustaining costs	160.3	164.6
Gold equivalent ounces sold[1]	107,931	92,536
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,486	1,778

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	74.4	58.4
Gold equivalent ounces sold[1]	73,412	61,684
Operating expenses per unit of gold sold ($/ounce)	1,014	948
Operating expenses	74.4	58.4
Total cash costs	74.4	58.5
Gold equivalent ounces sold[1]	73,412	61,684
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,014	948
Sustaining capital expenditures[2]	22.3	34.8
Sustaining leases[2]	2.3	2.3
Reclamation expenses	2.6	2.6
Total all-in sustaining costs	101.5	98.2
Gold equivalent ounces sold[1]	73,412	61,684
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,383	1,592

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	42.8	36.8
Gold equivalent ounces sold[1]	34,519	30,852
Operating expenses per unit of gold sold ($/ounce)	1,240	1,192
Operating expenses	42.8	36.8
Treatment and refining charges on concentrate sales	5.2	3.7
Total cash costs	48.0	40.5
Gold equivalent ounces sold[1]	34,519	30,852
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,392	1,313
Sustaining capital expenditures[2]	4.0	17.7
Sustaining leases[2]	—	0.1
Reclamation expenses	0.6	0.7
Total all-in sustaining costs	52.7	59.0
Gold equivalent ounces sold[1]	34,519	30,852
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,526	1,913

Sustaining Capital Expenditures Reconciliation Table

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	63.1	75.6
New Afton growth capital expenditures[2]	(31.1)	(18.0)
Rainy River growth capital expenditures[2]	(5.7)	(4.9)
Sustaining capital expenditures[2]	26.3	52.7

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
(Loss) earnings before taxes	(31.5)	(7.3)
Other (gains) losses	50.0	18.3
Adjusted net earnings before taxes	18.5	11.0
Income tax expense	(0.3)	(0.5)
Income tax adjustments	0.2	(0.2)
Adjusted income tax expense[2]	(0.1)	(0.7)
Adjusted net earnings[2]	18.4	10.3
Adjusted earnings per share (basic and diluted)[2]	0.03	0.02

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars)	2023	2022
CASH RECONCILIATION
Cash generated from operations	60.6	67.8
Change in non-cash operating working capital	15.1	(1.4)
Cash generated from operations, before changes in non-cash operating working capital[2]	75.7	66.4

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	52.7	16.0	(8.1)	60.6
Less Mining interest capital expenditures	(28.0)	(35.0)	(0.1)	(63.1)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(2.3)	—	(0.1)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(7.7)	—	(0.1)	(7.8)
Free Cash Flow[2]	14.7	(19.0)	(8.4)	(12.7)

	Three months ended March 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	62.9	15.1	(10.3)	67.8
Less Mining interest capital expenditures	(39.9)	(35.8)	—	(75.6)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(2.3)	(0.1)	(0.1)	(2.5)
Less Cash settlement of non-current derivative financial liabilities	(6.2)	(12.4)	—	(18.6)
Free Cash Flow[2]	14.6	(33.2)	(10.4)	(28.8)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	162.6	132.8
Treatment and refining charges on gold concentrate sales	2.2	1.2
Gross revenue from gold sales	164.8	134.0
Gold ounces sold	87,207	70,562
Total average realized price per gold ounce sold ($/ounce)[2]	1,890	1,897

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	135.3	114.7
Gold ounces sold	71,891	60,635
Rainy River average realized price per gold ounce sold ($/ounce)[2]	1,882	1,891

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	27.3	18.1
Treatment and refining charges on gold concentrate sales	2.2	1.2
Gross revenue from gold sales	29.5	19.3
Gold ounces sold	15,316	9,927
New Afton average realized price per gold ounce sold ($/ounce)[2]	1,928	1,935

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 25 in the MD&A for the three months ended March 31, 2023, which is incorporated by reference herein and which is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations regarding the Company's 2023 guidance ranges; the continued advancement of underground development at the Intrepid underground zone and underground optimization opportunities at Rainy River and C-Zone development at New Afton; pursuing the Company's mission of being a leading intermediate gold and copper producer; the planned transition of finance related responsibilities going forward; and expectations regarding strengthened production during the second half of the year and anticipated percentage of total annual production.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release as it relates to the New Afton Mine has been reviewed and approved by John Ritter, General Manager of the New Afton Mine and scientific and technical information contained in this news release as it relates to the Rainy River Mine has been reviewed and approved by Gord Simms, General Manager of the Rainy River Mine. Mr. Ritter is a Professional Engineer and member of the Engineers and Geoscientists BC and Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists BC. Mr. Ritter and Mr. Simms are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/26/c1030.html

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For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:15e 26-APR-23